Exhibit 99.1

Qihoo 360 Announces Receipt of a Preliminary Non-Binding Proposal

to Acquire the Company

BEIJING, China, June 17, 2015 (PRNewswire) —Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated June 17, 2015, from Mr. Hongyi Zhou, chairman and chief executive officer of the Company, CITIC Securities Co. Ltd. or its affiliates, Golden Brick Capital Private Equity Fund I L.P., China Renaissance Holdings Limited or its affiliates and Sequoia Capital China I, L.P. and/or its affiliates, to acquire all of the outstanding Class A and Class B ordinary shares of the Company not owned by them or their affiliates, including Class A ordinary shares represented by American depositary shares (the “ADSs”, each two representing three Class A ordinary shares), for $51.33 in cash per Class A or Class B ordinary share, or $77.00 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider the proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and assumptions about Qihoo 360 and the proposal. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 27, 2015.

Qihoo 360 Contact:

For investor and media inquiries, please contact:

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

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Exhibit A

Preliminary Non-binding Proposal to Acquire Qihoo 360 Technology Co. Ltd.

June 17, 2015

The Board of Directors

Qihoo 360 Technology Co. Ltd.

Building No.2

6 Jiuxianqiao Road, Chaoyang District

Beijing 100015

People's Republic of China

Dear Members of the Board of Directors,

We, Hongyi Zhou, chairman and chief executive officer of Qihoo 360 Technology Co. Ltd. (the "Company"), CITIC Securities Co. Ltd. or its affiliates, Golden Brick Capital Private Equity Fund I L.P., China Renaissance Holdings Limited or its affiliates and Sequoia Capital China I, L.P., and/or its affiliates (together with chairman Zhou, the "Consortium Members"), are pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding Class A and Class B ordinary shares of the Company that are not already owned by us on the principal terms and conditions described in this letter (the "Transaction").

We believe that our Proposal provides a very attractive opportunity to the Company's shareholders. Our Proposal represents a premium of 16.6% to the closing price of the Company's American depositary shares ("ADSs", every two ADSs representing three Class A ordinary shares) on June 16, 2015 and a premium of 32.7% to the average closing price of the Company's ADSs during the last 30 trading days.

Set forth below are the key terms of our Proposal.

1. Consortium. The Consortium Members will form an acquisition vehicle for the purpose of implementing the Transaction. Please also note that the Consortium Members who are shareholders are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2. Transaction and Purchase Price. We propose to acquire all of the outstanding Class A and Class B ordinary shares of the Company and ADSs not already owned by us at a purchase price equal to US$51.33 per Class A and Class B ordinary share, or US$77.00 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company.

3. Financing. We intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing will be provided by the Consortium Members, in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted as a Consortium Member. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

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5. Definitive Agreements. We have engaged Kirkland & Ellis International LLP as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction.

6. Process. We believe that the Transaction will provide superior value to the Company's public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

7. Confidentiality. Certain Consortium Members will, as required by law, promptly file a Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

* * * * *

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In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Hongyi Zhou

Hongyi Zhou

CITIC Securities Co. Ltd.

By: /s/ Dongming Wang

Name: Dongming Wang

Golden Brick Capital Private Equity Fund I L.P.

By: Golden Brick Capital Fund GP L.P., its general partner

By: Golden Brick Capital Fund GP Ltd., its general partner

By: /s/ Xueliang Chen

Name: Xueliang Chen

China Renaissance Holdings Limited

By: /s/ Fan Bao

Name: Fan Bao

Sequoia Capital China I, L.P.

By: /s/ Neil Nanpeng Shen

Name: Neil Nanpeng Shen

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